File No. 70-9353


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                       ----------------------------------

                         POST-EFFECTIVE AMENDMENT NO. 6
                                       TO
                                    FORM U-1
                       ----------------------------------


                           APPLICATION OR DECLARATION

                                    under the

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                               AEP RESOURCES, INC.
                            AEP ENERGY SERVICES, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
                     (Name of top registered holding company
                     parent of each applicant or declarant)

                 A. A. Pena, Senior Vice President and Treasurer
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215

                                      * * *

                         Susan Tomasky, General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
                   (Names and addresses of agents for service)



      American Electric Power Company, Inc. ("AEP"), a holding company registered under the Public Utility Holding Company Act of 1935, as amended ("1935 Act"), AEP Energy Services, Inc. ("AEPES") and AEP Resources, Inc. ("Resources"), wholly-owned non-utility subsidiaries of AEP, hereby amend the Form U-1 Application-Declaration in File No. 70-9353 and restate the Application-Declaration in the following respects. In all other respects the Application-Declaration as previously filed and amended will remain the same.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

      By order dated November 2, 1998 (HCAR No. 26933 (the "1998 Order"), the Commission authorized Applicants to acquire nonutility energy assets (the "Energy Assets") in the United States that would be incidental to, and would assist, Applicants and their subsidiaries in connection with the marketing, brokering and trading of energy commodities. These assets include, without limitation, natural gas production, gathering, processing, storage and transportation facilities and equipment, liquid oil reserves and storage facilities, and associated facilities. Applicants were authorized to invest up to $800 million through December 31, 2003 in Energy Assets or in the equity securities of companies substantially all of whose physical properties consist of Energy Assets. By order dated December 21, 2000 (HCAR No. 27313), the Commission increased the investment limitation in the 1998 Order to $2 billion.

      In the 1998 Order, the Commission authorized Applicants to engage in certain financing transactions in connection with the acquisition of Energy Assets but reserved jurisdiction over the issue and sale of securities by AEP or any Special Purpose Subsidiary other than common stock, guarantees or short-term debt:

      AEP also proposes to issue securities to finance the acquisition of Energy Assets or of the equity securities of Energy Asset Companies. Securities which AEP proposes to issue would include common stock, unsecured long-term debt securities and guaranties of indebtedness issued by AEPES, Resources and any existing or new, direct or indirect subsidiary of AEPES or Resources ("Applicant Subsidiaries"). These guaranties would also include guaranties of securities issued by any existing or new, direct or indirect special purpose financing subsidiary of Applicants organized specifically for the purpose of financing the acquisition of Energy Assets or of the equity securities of Energy Asset Companies ("Special Purpose Subsidiary"). In addition, Applicants request authority during the Authorization Period for Applicant Subsidiaries, as well as any Special Purpose Subsidiary, to issue debt or equity securities to finance these acquisitions, including guarantees as appropriate, to the extent the issuances are not exempt under Rule 52 or Rule 45(b). AEP requests that the Commission reserve jurisdiction over the issuance and sale by AEP or any Special Purpose Subsidiary of securities (other than common stock, guarantees or short-term debt), pending completion of the record.

      The 1998 Order was issued before the Commission had occasion to revisit the issuance of unsecured long-term debt securities by registered holding companies. Since that time, the Commission has authorized a number of registered holding companies, including AEP, to issue unsecured long-term debt securities, either directly or through special purpose financing subsidiaries. In File No. 70-9729, the Commission authorized AEP to organize and acquire all of the common stock or other equity interests of one or more financing subsidiaries for the purpose of effecting various financing transactions through June 30, 2004, involving the issuance and sale of up to $1.5 billion (cash proceeds to AEP) in any combination of preferred securities, unsecured debt securities, interest rate hedges, anticipatory hedges, stock purchase contracts and stock purchase units, as well as stock issuable under the stock purchase contracts and stock purchase units. The Commission further authorized AEP to effect directly such financing transactions involving preferred securities, unsecured debt securities, stock purchase contracts or stock purchase units. (HCAR No. 27382 (April 20, 2001), as supplemented, HCAR No. 27408 (May 29, 2001) (authorizing unsecured long-term debt financing for general corporate purposes).

      The Applicants hereby ask the Commission to release the jurisdiction reserved in the 1998 Order, and to authorize AEP and any Special-Purpose Subsidiary through December 31, 2003 (the "Authorization Period") to engage, as well, in long-term borrowings (provided, however, that any borrowings by AEP or any Special Purpose Finance Subsidiary directly owned by AEP would be unsecured) and to provide guarantees of long-term indebtedness issued by any Special Purpose Subsidiary for the purpose of financing the acquisition of Energy Assets or the equity securities of a company substantially all of whose physical properties consist of Energy Assets, subject to the above investment limitations. Any borrowings would be subject to the parameters set forth in the Application.

      The requested authority is similar to that recently granted Applicants in File No. 70-9729, with the distinction that the financing authority in that matter was for general corporate purposes while the release of jurisdiction sought here is intended specifically to facilitate the previously-authorized acquisition of Energy Assets and Energy Asset Companies, subject to existing investment limitations, thus providing needed flexibility to enable the Applicants to implement their duly-authorized business plans in a timely and cost-effective manner.


ITEM 2.  FEES, COMMISSIONS and EXPENSES

      The fees, commissions and expenses incurred or expected to be incurred in connection with the transactions proposed in this Post-Effective Amendment are estimated not to exceed $2,000, including fees and expenses to be billed at cost by American Electric Power Service Corporation.


ITEM 3.  APPLICABLE STATUTORY PROVISIONS

      Sections 6, 7 and 12 and Rule 54 under the 1935 Act may be applicable with respect to the proposed activities in this amendment.

      To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any section of the 1935 Act or provision of the rules or regulations other than those specifically referred to herein, request for such authorization, approval or exemption is hereby made.

                             Compliance with Rule 54

      Rule 54 provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a),
(b) and (c) are satisfied.

      AEP consummated the merger with Central and South West Corporation on June 15, 2000 pursuant to an order issued June 14, 2000 (HCAR No. 27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (as extended pursuant to HCAR No. 27316, December 26, 2000, the "Rule 53(c) Order").

      AEP currently meets all of the conditions of Rule 53(a) and none of the conditions set forth in Rule 53(b) exist or will exist as a result of the transactions proposed herein. At March 31, 2001, AEP's "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1.569 billion, or about 47.9% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended March 31, 2001 ($3.275 billion).

      In addition, AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the 1935 Act to retail rate regulatory commissions.

      AEP's consolidated retained earnings decreased on average approximately 1.32% per year over the last five years. In 2000, consolidated retained earnings decreased $540 million, or 14.9%. AEP's interests in EWGs and FUCOs have made a positive contribution to earnings over the four calendar years ending after the Rule 53(c) Order. Accordingly, since the date of the Rule 53(c) Order, the capitalization and earnings attributable to AEP's investments in EWGs and FUCOs has not had an adverse impact on AEP's financial integrity.

      Pursuant to Rule 53(b)(2), the average consolidated retained earnings for the four quarterly periods ending June 30, 2000 through March 31, 2001 was $3,274,872,000. The average consolidated retained earnings for the four quarterly periods ending June 30, 1999 through March 31, 2000 was
$3,574,350,000, representing a 9.1% decrease. AEP's aggregate investment in EWGs and FUCOs exceeds 2% of the total capital invested in utility operations.


ITEM 4.  REGULATORY APPROVAL

      No Federal or State commission or regulatory body, other than this Commission, has jurisdiction over the proposed transactions for which authorization is requested herein.


ITEM 5.  PROCEDURE

      It is requested that the Commission issue its order on or before August 10, 2001. Applicants hereby (i) waive a recommended decision by a hearing officer; (ii) waive a recommended decision by any other responsible officer or the Commission; (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision; and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.


ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

Exhibit F-1 Opinion of Counsel


ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

      As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of AEP's business. Accordingly, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment. No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

                              AMERICAN ELECTRIC POWER COMPANY, INC.
                              AEP ENERGY SERVICES, INC.
                              AEP RESOURCES, INC.


                          By: /s/ Thomas G. Berkemeyer
                              Thomas G. Berkemeyer
                               Assistant Secretary

Dated:  August 13, 2001




                                                          Exhibit F-1


Securities and Exchange Commission
Office of Public Utility Regulation
450 Fifth Street, N.W.
Washington, D.C. 20549

August 13, 2001

Re:   American Electric Power Company, Inc.
      SEC File No. 70-9353

Gentlemen:

With respect to the Application or Declaration on Form U-1 of American Electric Power Company, Inc. ("AEP") relating to the issuance of securities and guarantee by AEP of certain borrowings to be issued by AEP Resources, Inc. and AEP Energy Services, Inc. ("Borrowings"), I wish to advise you as follows:

I am of the opinion that, in the event that the proposed transactions are consummated (i) in accordance with said Application or Declaration, as the same may be amended, and (ii) in accordance with all of the requisite approvals and authorization, regulatory, corporate, or otherwise:

      (a) all state laws applicable to the proposed transactions will have been complied with; and

      (b) The Borrowings will be a valid and binding obligation of AEP in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforceability of creditors' rights generally and by general principles of equity; and

      (b) consummation of the proposed transactions will not violate the legal rights of the holders of any securities issued by AEP or any associate company thereof.

I hereby consent to the filing of this opinion as an exhibit to the above-mentioned Application or Declaration, as amended.

Very truly yours,

/s/ Thomas G. Berkemeyer

Thomas G. Berkemeyer